Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Nine Months
	Ended September 30,
	2010
Earnings
Income from continuing operations before provision for income taxes	$379,395
Income from equity investees	(33,100)
Distributed income from equity investees	21,564
Interest and amortization of deferred finance costs	486,308
Amortization of capitalized interest	2,384
Implicit rental interest expense	48,029

Total Earnings	$904,580
Fixed Charges
Interest and amortization of deferred finance costs	$486,308
Capitalized interest	8,562
Implicit rental interest expense	48,029

Total fixed charges	$542,899
Ratio of earnings to fixed charges	1.67	x